Exhibit 99.1

 Annual General Meeting of

Fortuna Silver Mines Inc. (the “Company”)

held on June 20, 2019

Report of Voting Results

pursuant to Section 11.3 of National Instrument 51-102

	Matter Voted Upon	Outcome of Vote
1.	Appoint KPMG LLP as auditors of the Company for the ensuing year, at a remuneration to be determined by the Directors.	Approved by show of hands
2.	Determine the number of Directors at seven.	Approved by show of hands
			Common Shares Voted (including proxy votes)
			In Favour	Against	Withheld
3.	Elect:
	Jorge Ganoza Durant	Approved	68,615,628 (98.9%)	n/a	755,610	(1.1%)
	Simon Ridgway	Approved	39,765,591 (57.3%)	n/a	29,605,647	(42.7%)
	Mario Szotlender	Approved	67,659,125 (97.5%)	n/a	1,712,113	(2.5%)
	David Farrell	Approved	66,958,952 (96.5%)	n/a	2,412,286	(3.5%)
	David Laing	Approved	68,280,736 (98.4%)	n/a	1,090,502	(1.6%)
	Alfredo Sillau	Approved	68,434,565 (98.7%)	n/a	936,673	(1.3%)
	Kylie Dickson	Approved	68,393,226 (98.6%)	n/a	978,012	(1.4%)

	as Directors of the Company to hold office until the next annual election of Directors or until their successors are elected or appointed.